Hudbay Announces Third Quarter 2019 Results

  Delivered a solid operating quarter, which included record quarterly ore throughput at the Constancia mill, and increased ore mined at 777 and Lalor by 9% and 23%, respectively, compared to the same period in 2018.
  Strong quarterly cost performance in both Peru and Manitoba, with Peru achieving its lowest unit costs in the last eight quarters and Manitoba unit costs stabilizing at a lower level following the ramp up of Lalor during the first half of the year.
  Consolidated copper production of 36,422 tonnes at a cash cost of $0.98 per pound of copper produced, net of by-product credits.
  Net loss of $274.8 million reflects an after-tax impairment loss of $242.1 million on Hudbay's carrying value of the Rosemont copper project, following a U.S. District Court decision on July 31, 2019 vacating and remanding Rosemont's permits. Hudbay intends to appeal and continues to evaluate next steps for Rosemont.
  Results are on track to meet production, consolidated sustaining capital expenditures and Peru unit cost guidance for 2019; Manitoba full year unit costs are expected to be at or slightly above the upper end of the 2019 guidance range.
  Progressed other key strategic initiatives, including engineering and permitting for the New Britannia mill refurbishment, community negotiations near Constancia, and feasibility and drilling activities on the Snow Lake exploration properties.
  Cash generated from operating activities decreased to $43.5 million in the third quarter of 2019 from $113.8 million in the same quarter of 2018, while operating cash flow before change in non-cash working capital decreased to $69.9 million in the quarter from $122.1 million in the same quarter of 2018.
  Appointed Stephen A. Lang as Hudbay's Board Chair, and advanced the search for a permanent Chief Executive Officer.

Toronto, Ontario, November 11, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its third quarter 2019 financial results. All amounts are in U.S. dollars, unless otherwise noted.

“In the third quarter, Hudbay continued to deliver solid operating results with record quarterly mill throughput at Constancia and strong cost performance in both Peru and Manitoba,” said Peter Kukielski, Interim President and Chief Executive Officer. “Constancia continues to operate at full capacity despite regional logistical challenges during the quarter and we are proud of the team’s ability to adapt and overcome these external issues. Manitoba continues to maximize production from the 777 mine and the New Britannia mill refurbishment remains on schedule for completion in late 2021. At Rosemont, we intend to appeal the recent court decision as we evaluate next steps for the project. We are on track to achieve our full year production guidance and we look forward to advancing the various organic growth opportunities within our portfolio.”

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Cash generated from operating activities decreased to $43.5 million in the third quarter of 2019 from $113.8 million in the same quarter of 2018. Operating cash flow before change in non-cash working capital was $69.9 million during the third quarter of 2019, reflecting a decrease of $52.2 million compared to the third quarter of 2018. The decrease in operating cash flow is primarily the result of lower realized prices and sales volumes compared to the third quarter of 2018. Sales volumes in the third quarter of 2019 reflected the temporary buildup of copper concentrate inventory in Peru as a result of previously disclosed community protests against another company's mining project that restricted access to the port of Matarani in July and August. However, Constancia continued to operate at full capacity during this period and the team actively managed concentrate logistics to overcome these challenges, resulting in only slightly elevated concentrate inventory levels as of September 30, 2019. Copper-equivalent production in the third quarter of 2019 decreased by 2% compared to the same period in 2018, primarily as a result of lower grades at Constancia, as planned, and the closure of the Reed mine.

Net loss and loss per share in the third quarter of 2019 were $274.8 million and $1.05, respectively, compared to a net profit and earnings per share of $22.8 million and $0.09, respectively, in the third quarter of 2018.

Net loss and loss per share in the third quarter of 2019 were affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per share gain (loss) ($/share)
Rosemont impairment	(322.2)	(242.1)	(0.93)
Non-cash deferred tax adjustments	—	(2.2)	(0.01)
Dividend withholding tax	—	(6.9)	(0.03)

On July 31, 2019, the U.S District Court for the District of Arizona ("Court") issued a ruling in the lawsuits challenging the U.S. Forest Service's issuance of the Final Record of Decision ("FROD") for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont. Although Hudbay intends on appealing the Court's decision, the July 31st ruling and the subsequent impact to the company's market capitalization gave rise to an indicator of impairment. Following an impairment test conducted as of September 30, 2019, it was determined that the recoverable amount of the Arizona cash generating unit was lower than its carrying value, causing the company to recognize an after-tax impairment loss of $242.1 million related to these assets.

During the third quarter of 2019, Hudbay incurred $6.9 million in withholding tax associated with the repatriation of $137.5 million by way of an intercompany dividend. Cash and cash equivalents decreased from $489.5 million at June 30, 2019 to $398.4 million at September 30, 2019, due to seasonally elevated sustaining capital expenditures and interest payments on long-term debt.

In the third quarter of 2019, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.98, an increase compared to $0.88 in the same period last year. This increase was a result of lower copper and precious metal production and lower realized zinc prices. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, in the third quarter of 2019 was $1.90, which increased from $1.45 in the same period last year, driven mainly by increased sustaining capital expenditures.

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1 Cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardlized definition under IFRS. For further information, please see page 8 of this new release.

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Financial Condition ($000s)	Sep. 30, 2019	Dec. 31, 2018
Cash and cash equivalents	398,438	515,497
Total long-term debt	976,272	981,030
Net debt[1]	577,834	465,533
Working capital	367,856	445,228
Total assets	4,386,546	4,685,635
Equity	1,857,481	2,178,856

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 8 of this news release.

Financial Performance	Three months ended		Nine months ended
($000s except per share and cash cost amounts)	Sep. 30		Sep. 30
	2019	2018	2019	2018
Revenue	291,282	362,649	912,953	1,120,593
Cost of sales	260,327	277,367	787,045	822,079
Profit before tax (loss)	(348,367)	30,287	(410,409)	153,187
Profit (loss)	(274,796)	22,808	(342,355)	88,926
Basic and diluted (loss) earnings per share	(1.05)	0.09	(1.31)	0.34
Operating cash flow before change in non-cash working capital	69,910	122,097	240,649	385,524

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Production and Cost Performance		Three months ended			Three months ended
		Sep. 30, 2019			Sep. 30, 2018
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	31,091	5,331	36,422	32,976	7,506	40,482
Gold	oz	5,565	22,754	28,319	6,059	22,199	28,258
Silver	oz	686,258	237,933	924,191	736,657	274,330	1,010,987
Zinc	tonnes	—	28,639	28,639	—	26,228	26,228
Molybdenum	Tonnes	262	—	262	370	—	370
Payable metal in concentrate sold
Copper	tonnes	25,314	4,602	29,916	30,222	9,376	39,598
Gold	oz	3,858	21,630	25,488	4,486	26,996	31,482
Silver	oz	529,139	227,157	756,296	548,782	338,131	886,913
Zinc[2]	tonnes	—	29,140	29,140	—	30,969	30,969
Molybdenum	tonnes	334	—	334	237	—	237

Cash cost[3]	$/lb	1.26	(0.68)	0.98	1.22	(0.61)	0.88
Sustaining cash cost[3]	$/lb	1.73	2.40		1.38	1.23
All-in sustaining cash cost[3]	$/lb			1.90			1.45
		Nine months ended			Nine months ended
		Sep. 30, 2019			Sep. 30, 2018
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	87,166	17,591	104,757	91,344	25,968	117,312
Gold	oz	14,716	67,264	81,980	16,667	75,164	91,831
Silver	oz	1,872,995	782,198	2,655,193	1,979,112	960,673	2,939,785
Zinc	tonnes	—	88,514	88,514	—	88,180	88,180
Molybdenum	tonnes	900	—	900	575	—	575
Payable metal in concentrate sold
Copper	tonnes	77,754	17,050	94,804	85,197	26,376	111,573
Gold	oz	14,132	64,523	78,655	13,158	74,078	87,236
Silver	oz	1,785,657	757,846	2,543,503	1,582,944	879,909	2,462,853
Zinc[2]	tonnes	—	76,318	76,318	—	84,589	84,589
Molybdenum	tonnes	987	—	987	372	—	372

Cash cost[3]	$/lb	1.33	0.01	1.11	1.38	(0.58)	0.94
Sustaining cash cost[3]	$/lb	1.71	2.46		1.54	0.82
All-in sustaining cash cost[3]	$/lb			1.98			1.47

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 8 of this news release.

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Peru Operations Review

During the quarter, the Constancia mine produced 31,091 tonnes of copper, 15,369 ounces of precious metals and 262 tonnes of molybdenum. Production results were lower than the same period last year mainly due to lower copper grades, mined and milled, as per the mine plan, partially offset by record mill throughput and higher copper recoveries from recent metallurgical initiatives. However, production results were higher than the second quarter of 2019 due to higher grades, increased recoveries and record quarterly mill throughput. Hudbay expects production of all metals and costs at Constancia to be in line with the full year guidance for 2019.

Ore mined at the Constancia mine during the third quarter of 2019 was 4% lower compared to the same period in 2018 due to mining from areas with a higher stripping ratio than the areas mined in the third quarter of 2018, in line with the mine plan. Milled copper grades in the third quarter were approximately 8% lower than the same period in 2018 as lower grade phases continue to be mined, in line with the mine plan. Mill throughput in the third quarter of 2019 was 2% higher compared to the same period in 2018, a quarterly throughput record, due to higher plant availability through the continued successful implementation of optimization initiatives.

Copper recoveries in the third quarter of 2019 improved by 1% compared to the same period in 2018. The increased copper recoveries were a result of sustained metallurgical improvements initiated in 2018. While recoveries vary from quarter to quarter depending on the complexity and grade of the ore feed, the company is seeing results from ongoing recovery optimization initiatives. Highlights of the initiatives include the continued integration of an automated, advanced process control system in the grinding and bulk flotation circuits, and flotation improvements such as optimizing the water recovery in the tailings thickener and the installation of enhanced equipment in the rougher circuit.

Year-to-date mill throughput, copper grades and copper recoveries are achieving mine plan expectations for 2019.

Combined mine, mill and general and administrative (“G&A”) unit operating costs in the third quarter of 2019 were slightly lower than the same period in 2018, reflecting higher ore throughput and lower expensed stripping costs (higher capitalized stripping), offset by higher mine, plant and administrative costs. Due to our focus on cost control and throughput optimization initiatives, combined unit costs in the third quarter of 2019 were the lowest quarterly unit costs reported in the past eight quarters.

During the fourth quarter of 2019, a four-day regularly scheduled maintenance shutdown of the Constancia mill is planned, and production and combined unit costs in the fourth quarter of 2019 are expected to reflect correspondingly lower ore throughput. In addition to regular semi-annual maintenance work, Hudbay plans to install new equipment relating to the ongoing throughput and recovery optimization initiatives at Constancia. The maintenance shutdown is consistent with the full year plan for Constancia, and the company continues to expect production and cost guidance to be met for the full year 2019.

Cash cost per pound of copper produced, net of by-product credits, for the third quarter of 2019 was $1.26, slightly higher than the same period in 2018 due to lower copper production as per the mine plan, partially offset by higher by-product credits. Sustaining cash cost per pound of copper produced, net of by-product credits, was $1.73 in the third quarter of 2019. This represents an increase of 25% from the same period in 2018, due to timing of payments on long-term community agreements and leases, as well as higher sustaining costs in heavy civil works and capitalized stripping costs.

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The southern Peru copper mining corridor continued to see heightened political activity around other companies’ mining projects and operations during the quarter. This included large protests against the granting of a permit for another company’s mining project. These protests blocked the entrance to the port of Matarani in July and August and, while unrelated to Constancia, they impacted the company’s ability to ship copper concentrates. Constancia continued to operate at full capacity during this period and the team actively managed concentrate logistics to overcome these challenges, drawing down inventory levels at a higher rate than normal once access to the port was restored. As a result, concentrate inventory levels remained only slightly elevated at September 30, 2019. Since the end of October, these protests have reinitiated but haven’t affected access to the port of Matarani. Hudbay will continue to monitor the situation and actively manage logistics around any potential impacts.

Manitoba Operations Review

Ore mined at the Manitoba operations during the third quarter of 2019 increased by 4% compared to the same period in 2018. This increase is due to higher production volumes at both 777 and Lalor, partially offset by the closure of the Reed mine in August 2018. The combined Manitoba operations produced 28,639 tonnes of zinc, 5,331 tonnes of copper and 26,153 ounces of gold-equivalent precious metals. Total copper and silver production were 29% and 13% lower, respectively, compared to the same period in 2018 due to the closure of Reed mine, partially offset by increased production at 777 and Lalor. Gold production was consistent over the period, while zinc production increased by 9%. Full year production of all metals is expected to be within the annual guidance ranges.

Overall, copper, zinc, and silver grades were 21%, 3%, and 10%, lower, respectively, in the third quarter of 2019 compared to the same period of 2018 while gold grades were 4% higher. Lower copper grades reflect the cessation of high-grade copper production from Reed following its closure, while grade variances for zinc and silver were due to planned stope sequencing based on life of mine production schedules at 777 and Lalor.

Ore mined at 777 in the third quarter of 2019 increased by 9%, compared to the same period last year. The higher production is attributable to implementation of management systems designed to improve mobile equipment availability and key performance indicators for drilling, blasting and backfilling processes. Ore mined at Lalor in the third quarter of 2019 increased by 23% compared to the same period last year. The higher production is attributable to a number of initiatives implemented as part of the production ramp up to 4,500 tonnes per day, including mine design changes, contract strategies, asset integrity and work management programs.

Ore processed in Flin Flon in the third quarter of 2019 was consistent with the same period of 2018 as the Reed mine closure in August 2018 was offset by increased production from the 777 mine and zinc ore feed from Lalor. Copper, gold and silver recoveries in the third quarter of 2019 were 4%, 8%, and 22% lower, respectively, compared with the same period in 2018 due to lower head grades. Zinc recoveries were 6% higher quarter-over-quarter. The Stall concentrator ore throughput was 9% higher than the same period in 2018 due to ongoing operational and maintenance improvements.

Manitoba combined mine, mill and G&A unit operating costs in the third quarter of 2019 were 6% higher than in the same period in 2018 mainly due to the Reed closure and higher mining costs at 777 and Lalor. However, combined unit costs have been trending lower following Lalor’s ramp up, with third quarter unit costs well below the levels reported in the first half of 2019. Manitoba combined unit costs are expected to be at or slightly above the upper range of guidance for the full year 2019.

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Cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2019 was negative $0.68. These costs were lower compared to the same period in 2018, primarily as a result of lower treatment, refining and freight costs and higher by-product credits on a per pound of copper basis. Sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2019 was $2.40, which is higher than the prior year period due to increased capital development expenditures at Lalor and lower copper production. Copper produced in the third quarter of 2019 was 29% lower than the same quarter in 2018 as a result of the closure of Reed mine, partially offset by increased production at 777 and Lalor.

Appointment of Chair of the Board of Directors

On October 3, 2019, Stephen A. Lang was appointed as Chair of Hudbay's Board of Directors. Mr. Lang has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations. In connection with the appointment, Alan Hibben has stepped down as Chair of Hudbay's Board of Directors.

The Board continues to advance its search for a permanent CEO, which includes internal and external candidates. Peter Kukielski was appointed Interim CEO on July 10, 2019 after Alan Hair stepped down as Hudbay's President and CEO and as a director of the company.

Rosemont Developments

On July 31, 2019, the Court issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the FROD for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. Hudbay strongly believes that the Court has misinterpreted federal mining laws and Forest Service regulations as they apply to Rosemont. As such, the company filed a motion for reconsideration of certain issues in the Court's decision, which has since been denied. Hudbay intends to appeal the Court's decision to the U.S. Ninth Circuit Court of Appeals as the company evaluates next steps for the project. The company has deferred the previously announced process to identify a joint venture partner for Rosemont.

As announced in August, Hudbay has suspended most of its early works activities at Rosemont and, at that time, expected a decrease of its Rosemont project capital spending in 2019 to $30 million. The company now expects Rosemont project spending to further be reduced to $20 million in 2019, including costs to demobilize engineering work and complete committed procurement. These costs are in addition to $20 million of Rosemont non-project costs that are expected to be incurred in 2019, for a total of $40 million expected to be spent at Rosemont in 2019.

Other Key Strategic Initiatives

Hudbay continues to advance discussions with the community of Chilloroya on a land access agreement for the Pampacancha satellite deposit. The discussions are progressing and the company expects to be mining ore at Pampacancha in 2020.

New Britannia mill refurbishment activities are progressing in line with the development schedule laid out in the February 2019 mine plan. Detailed engineering is on track to be completed in the first quarter of 2020 and environmental permits are expected in the second quarter of 2020. Construction activities are expected to commence mid-2020 and continue until the third quarter of 2021, with plant commissioning and ramp-up during the fourth quarter of 2021. Once the New Britannia mill is commissioned, average annual gold production from Snow Lake is expected to be approximately 140,000 ounces during the first five years at a sustaining cash cost, net of by-product credits, of approximately $450 per ounce of gold.

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Exploration activities on the regional deposits in Snow Lake continue to progress, including feasibility studies on the recently discovered 1901 Deposit, which contains an initial inferred resource of 2.1 million tonnes at 9.67% zinc, as announced in August 2019. Drilling on the 1901 Deposit continues to test the size of the deposit, with the intention to confirm the presence of gold and copper-gold mineralization and upgrade the mineral resource estimate to a higher category. Exploration and engineering studies are also progressing at Lalor in-mine exploration targets and other 100%-owned deposits in the Snow Lake area, with results expected to be incorporated in the annual mineral reserve and resource estimate in March 2020.

Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Combined unit operating costs are shown because the measures are used by the company as a key performance indicator to assess the performance of its mining and milling operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 31 of Hudbay’s management’s discussion and analysis for the three and nine months ended September 30, 2019 available on SEDAR at www.sedar.com.

Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2019/Q3/MDA193.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2019/Q3/FS193.pdf

Conference Call and Webcast

Date:	Tuesday, November 12, 2019

Time:	10:00 a.m. ET

Webcast:	http://services.choruscall.ca/links/hudbay20191112.html

Dial in:	1-416-915-3293 or 1-800-319-4610

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Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company’s other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay’s Vice-President Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay’s material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at the company’s mines and processing facilities, expectations regarding the company's CEO transition, expectations regarding the schedule for acquiring the Pampacancha surface rights and mining the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, the company’s intention to appeal the recent U.S. district court decision overturning the U.S. Forest Service's FROD for Rosemont and to evaluate other options available to advance the project, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, and the possibility of optimizing the value of the gold resources in Manitoba, the future potential of the 1901 deposit, including the possibility of identifying additional gold resources, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and the company’s anticipated plans for advancing its mining properties surrounding Constancia and the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect the operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

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  Hudbay’s ability to appeal the U.S. district court’s decision setting aside the U.S. Forest Service’s FROD for Rosemont;
  the availability of other options to advance Rosemont notwithstanding the U.S. district court’s recent decision;
  the ability to continue to access the Port of Matarani and ship Constancia copper concentrate production in the ordinary course of business;
  the ability to secure required land rights to develop and commence mining the Pampacancha deposit;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company’s processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor mine;
  no significant unanticipated challenges with stakeholders at the company’s various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples or challenges to the validity of the company’s unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), the appointment of a permanent CEO and any changes related thereto, uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and financing of the Rosemont project), risks related to the U.S. district court's recent decision to set aside the U.S. Forest Service's FROD for Rosemont and other legal challenges related to Rosemont's permits, risks related to the new Lalor mine plan, including the schedule and cost for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company’s tailings management facilities and any unanticipated environmental, industrial and geological events, the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. The company does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com